Mail Stop 4561

June 21, 2007

Mr. Neil Pursell
Chief Financial Officer and Director
Tricell, Inc.
6 Howard Place
Stoke-on-Trent, Staffordshire   ST1 4NQ
United Kingdom

> **Re: Tricell, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed April 18, 2006**
> **Form 10-Q for the quarter ended September 30, 2006**
> **File No. 000-50036**

Dear Mr. Pursell:

We have reviewed your response letter dated June 19, 2007 and have the following additional comments. Please be as detailed as necessary in your responses. We have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file your responses dated May 18, 2007 and June 19, 2007 as correspondence on EDGAR.

Form 10-Q for the quarter ended September 30, 2006

Note 4 – Related Party Transactions: Material Acquisitions

2.   We note your response to comment 2. In your response dated March 12, 2007, you told us that the business purpose of your acquisition of NJJ was to increase the sales in your existing markets and increase sales in certain international markets in which NJJ was doing business. Since NJJ has a practice of establishing customer relationships through contracts, it appears that the expected increase in your sales will be derived from these customer relationships. You also stated that you anticipate that the acquisition will result in significant growth based on the net present value of the forecasted earnings of NJJ prior to the acquisition. In this regard, it is not clear to us why you have only allocated $100,000 to the customer relationships that you acquired since it appears that you expect to maintain the relationships that NJJ has with its customers and also receive significant additional cash flows as a result of these relationships. Show us how you determined that the fair value of the customer relationships was only $100,000 in light of this information. Please additionally tell us how you determined that the straight-line method is the most appropriate amortization method for your customer relationship intangible assets. Please include an analysis of the attrition rates of your customers.

******

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief